May 10, 2024

Kimberly A. Browning

Thankam Varghese
Michael Spratt
Kenneth Ellington

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc. Amendment No. 2 to Registration Statement on Form N-2 CIK No. 0001747172 File No. 333-278414

Dear Kimberly A. Browning, Thankam Varghese, Michael Spratt and Kenneth Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on May 9, 2024 by Kimberly A. Browning, regarding the above-referenced Amendment No. 2 to the Registration Statement on Form N-2 submitted to the Commission on May 9, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics, and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding.

Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 2. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in Amendment No. 2.

Registration Statement on Form N-2 submitted on May 9, 2024

General Comments

1.	With respect to comments 13, 14 and 15 of the Company’s April 24, 2024 response letter, please confirm to the Staff supplementally that the Company’s responses to those prior comments also apply to dividends declared on May 8. Please supplementally explain to the Staff that the prior March dividend referenced under the heading “Recent Developments” was paid and is disclosed in the disclosure regarding the completed first quarter that is included in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and confirms the following to the Staff with respect to the dividends declared on May 8, 2024:

On May 8, 2024, the Board of the Company declared (i) a regular quarterly dividend of $0.40 per share of common stock payable on July 15, 2024 to stockholders of record on June 28, 2024 and (ii) special dividends of $0.10 per share of common stock payable to stockholders of record (i) 195 days following the consummation of the offering, (ii) 285 days following the consummation of the offering and (iii) 380 days following the consummation of the offering; provided that such special dividends shall only be payable if the offering contemplated by Amendment No. 2 has been consummated on or before June 30, 2024.

May 10, 2024

Investors in this offering are intended to be entitled to receive the dividend payable on July 15, 2024 and the special dividends. To the extent the public offering is not consummated on or before June 30, 2024, the Company expects that the Board would declare a similar set of special dividends with updated dates. With respect to the source of payment, such additional dividends will be paid out of net investment income earned during the quarter that the initial public offering is consummated and thereafter and will not constitute a return of capital (which may include some net investment income earned during the quarter prior to the consummation of this offering). Amendment No. 2 includes a statement under the headings “Recent Developments—Declared Dividends” and “Distributions— Declared Dividends” regarding the fact that there can be no assurance that the Company will have any earnings post-offering in accordance with the Staff’s comment.

The Company confirms that the special dividends shall only be payable if the initial public offering has been consummated on or before June 30, 2024. However, as noted above, to the extent the public offering is not consummated on or before June 30, 2024, the Company expects that the Board would declare a similar set of special dividends with updated dates. The dividends will not constitute a return of capital or a purchase of a dividend. The Company further confirms that the referenced dividend payments are not reflected in the Fees and Expenses table or the Example (and have no effect on either).

Lastly, the Company supplementally confirms to the Staff that the dividend declared by the Board on March 6, 2024 was paid on April 17, 2024 to stockholders of record on March 29, 2024 and is disclosed in Amendment No. 2 in the discussions regarding the completed first quarter.

2.	With respect to comment 4 of the May 9 response letter, should the Company begin to use derivatives, including but not limited to swaps, please confirm supplementally to the Staff whether such derivatives would be included in the calculation of pre-incentive fee net investment income. If yes, please explain supplementally to the Staff whether the Company will consider such derivatives and swaps to be securities of eligible portfolio companies under Section 55 of the Investment Company Act. In addition, please confirm to the Staff how derivatives would be valued for purposes of calculating average gross assets and the income component of the incentive fee and further confirm if true, that the notional value of these investments is not used for these purposes. Please also confirm supplementally that the Company will revise its disclosure as necessary to discuss the Company’s investment strategy with regard to its use of derivatives and swaps as well as their corresponding investment risks in the investment strategy and risk sections of the prospectus should the Company begin to use such instruments as part of its principal investment strategies.

Response: The Company acknowledges the Staff’s comment and notes that derivatives, including but not limited to swaps, not designated as hedging instruments, would not be included in the calculation of pre-incentive fee income. The change in fair value and ultimate settlement of these derivatives are not reflected in net investment income but are reflected as realized or unrealized gains and losses. Derivatives, such as interest rate swaps, that are designated as hedging instruments, would be included in the calculation of pre-incentive fee income. The change in fair value and ultimate settlement would be reflected in interest expense and therefore would be included in the calculation of pre-incentive fee income.

The Company does not anticipate making significant use of derivatives and swaps. To the extent it does so, the notional value of derivatives would not be used for purposes of calculating gross assets or for purposes of calculating the income component of an incentive fee. Additionally, the Company will not consider derivatives, including swaps, to be securities of eligible portfolio companies under Section 55 of the Investment Company Act.

May 10, 2024

Lastly, the Company confirms that it will revise its disclosure as necessary to discuss the Company’s investment strategy with regard to its use of derivatives and swaps as well as their corresponding investment risks in the investment strategy and risk sections of the prospectus should it begin to use such instruments as part of its principal investment strategies.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns

of PAUL HASTINGS LLP